Exhibit 12.1

RBS GLOBAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Historical							Pro Forma
	Fiscal Year Ended March 31,			Nine Months Ended January 1, 2006	Predecessor April 1— July 21, 2006	Successor July 22— December 30, 2006	LTM Ended December 30, 2006	12 Months Ended December 30, 2006
	2004	2005	2006					Pre-transaction	Post-transaction
				(unaudited)				(unaudited)
Earnings:
Income (loss) from continuing operations before income taxes (1)	$22.9	$35.8	$39.2	$22.6	$(55.7)	$(4.6)	$(43.7)	$(29.4)	$(16.4)
Fixed charges	47.2	46.0	64.0	46.4	21.8	64.2	103.6	142.5	204.6

Earnings adjusted for fixed charges	70.1	81.8	103.2	69.0	(33.9)	59.6	59.9	113.1	188.2

Fixed charges:
Interest expensed and capitalized (2)	45.4	44.0	61.5	45.2	21.0	63.7	101.0	139.9	200.9
Interest (representative of rental expense) (3)	1.8	2.0	2.5	1.2	0.8	0.5	2.6	2.6	3.7
Total fixed charges	47.2	46.0	64.0	46.4	21.8	64.2	103.6	142.5	204.6

Ratio of earnings to fixed charges	1.5x	1.8x	1.6x	1.5x	NM	0.9x	0.6x	0.8x	0.9x

(1)	Pre tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees.
(2)	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.
(3)	An estimate of the interest within rental expense (total rent expense) 33%.